UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 2)* Gyre Therapeutics, Inc.
(Name of Issuer) Common Stock, par value $0.001
(Title of Class of Securities) 403783 103
(CUSIP Number)

Ying Luo, Ph.D.
GNI Group Ltd.
Nihonbashi-Honcho YS Bldg. 3rd Floor
2-2-2 Nihonbashi-Honcho, Chuo-ku,
103-0023 Tokyo, Japan
+81-3-6214-3600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 403783 103
1.	Names of Reporting Persons	GNI USA, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)	OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	73,313,885(1)
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	73,313,885(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	73,313,885(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	85.36%(2)
14.	Type of Reporting Person (See Instructions)	CO
(1) Consists of: (i) 417,768 shares of Common Stock (defined below), previously issued to GNI Japan (defined below) and GNI Hong Kong (defined below) in a private issuance pursuant to the F351 Agreement (defined below) and transferred to GNI USA (defined below) in the Reorganization (defined below), (ii) 8,226,666 shares of Common Stock issuable upon conversion of 12,340 shares of Convertible Preferred Stock (defined below), previously issued to GNI Japan and GNI Hong Kong in a private issuance pursuant to the F351 Agreement and transferred to GNI USA in the Reorganization, (iii) 63,588,119 shares of Common Stock issued to GNI USA pursuant to the Business Combination Agreement (defined below), (iv) 540,666 shares of Common Stock issuable upon conversion of 811 shares of Convertible Preferred Stock issued to GNI USA in the Private Placement (defined below) and (v) 540,666 shares of Common Stock issuable upon conversion of 811 shares of Convertible Preferred Stock underlying the warrants issued to GNI USA in the Private Placement.

(2) The ownership percentage in this schedule is based upon an aggregate of (i) 76,583,622 shares of Common Stock issued and outstanding as of October 30, 2023 and after giving effect to the Reverse Stock Split (as defined below) and (ii) 9,307,998 shares of Common Stock issuable upon conversion of shares of Convertible Preferred Stock that are beneficially owned by GNI USA.

CUSIP No. 403783 103
1.	Names of Reporting Persons	GNI Group Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)	OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization	Japan
Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	73,313,885(1)
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	73,313,885(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	73,313,885(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	85.36%(2)
14.	Type of Reporting Person (See Instructions)	CO
(1) Consists of: (i) 417,768 shares of Common Stock, previously issued to GNI Japan and GNI Hong Kong in a private issuance pursuant to the F351 Agreement and transferred to GNI USA in the Reorganization, (ii) 8,226,666 shares of Common Stock issuable upon conversion of 12,340 shares of Convertible Preferred Stock, previously issued to GNI Japan and GNI Hong Kong in a private issuance pursuant to the F351 Agreement and transferred to GNI USA in the Reorganization, (iii) 63,588,119 shares of Common Stock issued to GNI USA pursuant to the Business Combination Agreement, (iv) 540,666 shares of Common Stock issuable upon conversion of 811 shares of Convertible Preferred Stock issued to GNI USA in the Private Placement and (v) 540,666 shares of Common Stock issuable upon conversion of 811 shares of Convertible Preferred Stock underlying the warrants issued to GNI USA in the Private Placement.

(2) The ownership percentage in this schedule is based upon an aggregate of (i) 76,583,622 shares of Common Stock issued and outstanding as of October 30, 2023 and after giving effect to the Reverse Stock Split and (ii) 9,307,998 shares of Common Stock issuable upon conversion of shares of Convertible Preferred Stock that are beneficially owned by GNI USA.

Explanatory Note

This Amendment No. 2 (this “Amendment”) amends and restates the Schedule 13D filed on January 5, 2023, as amended by Amendment No. 1 filed on October 31, 2023 (the “Original Filing”), by the Reporting Persons (defined below) with respect to the Issuer (defined below). The Original Filing is hereby amended, restated and superseded in its entirety by the information contained in this Amendment.

On October 30, 2023, Gyre Therapeutics, Inc., a Delaware corporation (formerly known as Catalyst Biosciences, Inc., the “Issuer”) effected a 1-for-15 reverse stock split (the “Reverse Stock Split”) of its shares of common stock, $0.001 par value (“Common Stock”). Unless noted otherwise, all references to share number in this Amendment reflect the Reverse Stock Split.

Item 1. Security and Issuer.

This Amendment relates to the shares of Common Stock. The address of the Issuer’s principal executive office is 12730 High Bluff Drive, Suite 250, San Diego, CA 92130.

Item 2. Identity and Background.

(a)
This Amendment is being filed jointly by (i) GNI Group Ltd., a company incorporated under the laws of Japan with limited liability (“GNI Japan”) and (ii) GNI USA, Inc., a Delaware corporation (“GNI USA” and, together with GNI Japan, the “Reporting Persons”).

(b)
The principal business address of GNI Japan is Nihonbashi-Honcho YS Bldg. 3rd Floor, 2-2-2 Nihonbashi-Honcho, Chuo-ku, 103-0023 Tokyo, Japan and the principal business address of GNI USA is 12730 High Bluff Drive, Suite 250, San Diego, CA 92130.

(c)
GNI Japan is a vertically integrated multinational bio-pharma company, comprised of drug research, clinical development, manufacturing, sales and marketing. GNI USA is a wholly-owned subsidiary of GNI Japan.

(d)	Neither of the Reporting Persons, within the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Neither of the Reporting Persons, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)	Not applicable.

The name, business address, present principal occupation or employment and citizenship of, and certain other information regarding, each director and executive officer of each of GNI Japan and GNI USA are set forth on Schedule A hereto.

Item 3. Source and Amount of Funds or Other Consideration.

On December 26, 2022, the Issuer acquired certain assets from GNI Japan and GNI Hong Kong Limited, a company incorporated under the laws of Hong Kong with limited liability (“GNI Hong Kong”), pursuant to that certain Asset Purchase Agreement, dated December 26, 2022, as amended on March 29, 2023 (the “F351 Agreement”). Pursuant to the F351 Agreement, the Issuer issued to GNI Japan and GNI Hong Kong 6,266,521 shares of Common Stock and 12,340 shares of Series X Convertible Preferred Stock, par value $0.001 per share (“Convertible Preferred Stock”), of the Issuer. Following the approval of the Issuer’s stockholders at the special meeting held on August 29, 2023, the Convertible Preferred Stock is convertible into shares of Common Stock at a ratio of one (1) share of Convertible Preferred Stock to 10,000 shares of Common Stock. The references to share numbers in this paragraph do not reflect the Reverse Stock Split.

The foregoing description of the F351 Agreement is not complete and is qualified in its entirety by reference to the full text of the F351 Agreement, a copy of which is filed as Exhibit 2.2 to the Current Report on Form 8-K filed with the SEC on March 30, 2023 and filed as Exhibit 2.2 to the Current Report on Form 8-K filed with the SEC on March 30, 2023 and is incorporated herein by reference.

On October 27, 2023, as part of a reorganization (the “Reorganization”) among GNI Japan related parties in order to consolidate into GNI USA the shares of Common Stock and of Convertible Preferred Stock acquired by GNI Japan and GNI Hong Kong in the transactions contemplated by the F351 Agreement, (i) GNI Hong Kong assigned and transferred to GNI Japan all of its right, title and interest in and to all of its shares of Common Stock and all of its shares of Convertible Preferred Stock in exchange for $54,626,653 in the aggregate pursuant to a Share Purchase Agreement and (ii) GNI Japan assigned and transferred to GNI USA all of its right, title and interest in and to all of its shares of Common Stock and of Convertible Preferred Stock in exchange for 17.97 shares of common stock of GNI USA pursuant to a Contribution and Exchange Agreement.

The foregoing descriptions of the Share Purchase Agreement and Contribution and Exchange Agreement are not complete and are qualified in their entirety by reference to the full text of the Share Purchase Agreement and Contribution and Exchange Agreement, copies of which are filed as Exhibits A and B to Amendment No. 1 to Schedule 13D filed with the SEC on October 31, 2023 and are incorporated herein by reference.

On October 30, 2023 (the “Closing Date”), the Issuer consummated the previously announced business combination (the “Closing”) pursuant to that certain Business Combination Agreement, dated as of December 26, 2022 and as amended on March 29, 2023 and August 30, 2023 (the “Business Combination Agreement”), by and among the Issuer, GNI USA, GNI Japan, GNI Hong Kong, Shanghai Genomics, Inc., a company organized under the laws of the People’s Republic of China (“Shanghai Genomics”), the Minority Holders (as defined therein) and Continent Pharmaceuticals Inc., a Cayman Islands company limited by shares (“CPI”) (such transactions contemplated by the Business Combination Agreement, collectively, the “Contributions”). On the Closing Date, as contemplated by the Business Combination Agreement, (i) GNI USA contributed all of its ordinary shares in the capital of CPI to the Issuer in exchange for 45,923,340 shares of Common Stock, (ii) GNI USA contributed its interest in Further Challenger International Limited, a company incorporated and existing under the laws of the British Virgin Islands with company number 1982271, to the Issuer in exchange for 17,664,779 shares of Common Stock and (iii) each Minority Holder contributed 100% of the interest he or she holds in his or her respective Entity (as defined in the Business Combination Agreement) to the Issuer in exchange for an aggregate of 10,463,627 shares of Common Stock. Immediately after the Contributions, the Issuer’s stockholders as of immediately prior to the Contributions owned approximately 2.5% of the outstanding shares of the Issuer, GNI USA owned approximately 85.3% of the outstanding shares of the Issuer and the Minority Holders owned approximately 12.3% of the outstanding shares of Issuer, in each case, assuming conversion of the Convertible Preferred Stock issued in connection with the F351 Agreement and the Convertible Preferred Stock issued pursuant to the Securities Purchase Agreement and subject to certain assumptions,, including, but not limited to, a valuation for the Issuer equal to $8.5 million and a valuation for the percentage of BC acquired in the business combination equal to $299.8 million.

The foregoing description of the Business Combination Agreement is not complete and is qualified in its entirety by reference to the full text of the Business Combination Agreement, a copy of which is filed as Exhibit 2.2 to the Current Report on Form 8-K filed with the SEC on December 27, 2022, filed as Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC on March 30, 2023 and filed as Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC on August 31, 2023 and is incorporated herein by reference.

Item 4. Purpose of Transaction.

Business Combination Agreement

The information regarding the Business Combination Agreement under Item 3 is incorporated herein by reference.

Securities Purchase Agreement

On October 27, 2023, immediately following the Closing, the Issuer entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) for a private placement with GNI USA (the “Private Placement”). Pursuant to the Securities Purchase Agreement, GNI USA purchased an aggregate of 8,110,000 units (the “Units”) representing (i) 811 shares of Convertible Preferred Stock and (ii) warrants to purchase up to 811 shares of the Convertible Preferred Stock (the “Warrants”). The purchase price for each Unit was $0.6165, for an aggregate purchase price of approximately $5.0 million. The Private Placement closed on October 30, 2023. The references to share and per share amounts in this paragraph do not reflect the Reverse Stock Split.

The Warrants are immediately exercisable at an exercise price of $4,915.00 per share of Convertible Preferred Stock, subject to adjustments as provided under the terms of the Warrants, and expire October 30, 2033.

The Securities Purchase Agreement provides that the Issuer will register the resale of the shares of Common Stock issuable upon conversion of the Convertible Preferred Stock into Common Stock. The Issuer is required to prepare and file a registration statement with the SEC as promptly as reasonably practicable following the date of the Securities Purchase Agreement, and to use its reasonable best efforts to have the registration statement declared effective as soon as practicable.

The foregoing descriptions of the Securities Purchase Agreement and the Warrant are not complete and are qualified in their entirety by reference to the full text of the Securities Purchase Agreement and the form of the Warrant, copies of which are filed as Exhibits 10.1 and 4.1 to the Current Report on Form 8-K filed with the SEC on October 30, 2023 and are incorporated herein by reference.

Future Events

Except as disclosed herein, the Reporting Persons have no plans which relate to or would result in an event described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons may, from time to time, engage in discussions, whether initiated by the Reporting Persons or another party, concerning proposals for transactions or other arrangements that may relate to or, if consummated, result in an event described in Item 4 of Schedule 13D. The Reporting Persons may review and evaluate their investments in the Issuer at any time, whether in light of the discussions described in the immediately preceding sentence or otherwise, which may give rise to plans or proposals that, if consummated, would result in one or more of the events described in Item 4 of Schedule 13D. Any such discussion or actions may consider various factors, including, without limitation, the Issuer’s business prospects and other developments concerning the Issuer, alternative investment opportunities, general economic conditions, financial and stock market conditions and any other facts and circumstances that may become known to the Reporting Persons regarding or related to the matters described in this Statement.

Item 5. Interest in Securities of the Issuer.

(a)-(b)	The information contained on the cover pages and Item 2 to this Amendment is incorporated herein by reference.

(a)
To the knowledge of the Reporting Persons, among the persons named in Schedule A hereto, Mr. Thomas Eastling owns 376,032 shares of Common Stock, which consists of (1) 341,652 shares underlying options held by Mr. Eastling that are exercisable as of the date of this Amendment or will become exercisable within 60 days after such date and (2) 34,380 shares underlying options held by Ms. Ruoyu Chen, spouse of Mr. Eastling, that are exercisable as of the date of this Amendment or will become exercisable within 60 days after such date; and Ying Luo, Ph.D. owns 8,454,028 shares of Common Stock, which consists of (1) 2,840,376 shares held of record by the spouse of Dr. Luo immediately after the Contributions, (2) 3,350,897 shares underlying options held by Dr. Luo that are exercisable as of the date of this Amendment or will become exercisable within 60 days after such date, and (3) 2,262,755 shares underlying options held by Dr. Luo’s spouse that are exercisable as of the date of this Amendment or will become exercisable within 60 days after such date.

(c)
Except as set forth in Item 3 and Item 4 above, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Schedule A hereto, has effected any transactions in the shares of Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 3 and Item 4 to this Amendment is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: November 1, 2023	GNI Group Ltd.

/s/ Thomas Eastling
	By:	Thomas Eastling
	Its:	Attorney-in-fact

Dated: November 1, 2023	GNI USA, Inc.

/s/ Thomas Eastling
	By:	Thomas Eastling
	Its:	Director

Schedule A

MANAGING DIRECTORS AND EXECUTIVE OFFICERS OF GNI GROUP LTD.

Name and Position	Business Office Address	Present Principal Occupation	Citizenship
Ying Luo, Ph.D. (Director, Representative Executive Officer, President and CEO, Executive Committee Member)	Nihonbashi-Honcho YS Bldg. 3rd Floor 2-2-2 Nihonbashi-Honcho, Chuo-ku, 103-0023 Tokyo, Japan	Chief Executive Officer of GNI Group Ltd.	United States of America
Kan-ichiro Suzuki (Director, Executive Officer, Vice President, Executive Committee Member)	Nihonbashi-Honcho YS Bldg. 3rd Floor 2-2-2 Nihonbashi-Honcho, Chuo-ku, 103-0023 Tokyo, Japan	Vice President of GNI Group Ltd.	Japan
Thomas Eastling (Director, Executive Committee Member)	Nihonbashi-Honcho YS Bldg. 3rd Floor 2-2-2 Nihonbashi-Honcho, Chuo-ku, 103-0023 Tokyo, Japan	Chief Financial Officer of Cullgen Inc.	United States of America
Hideaki Sashiwa (External Director)	Nihonbashi-Honcho YS Bldg. 3rd Floor 2-2-2 Nihonbashi-Honcho, Chuo-ku, 103-0023 Tokyo, Japan	President of Nippon Concierge Co., Ltd.	Japan
Kanako Kikuchi (External Director)	Nihonbashi-Honcho YS Bldg. 3rd Floor 2-2-2 Nihonbashi-Honcho, Chuo-ku, 103-0023 Tokyo, Japan	President of UCB Japan Co. Ltd.	Japan
Kazuki Sekitani (External Director)	Nihonbashi-Honcho YS Bldg. 3rd Floor 2-2-2 Nihonbashi-Honcho, Chuo-ku, 103-0023 Tokyo, Japan	Director of EPS Holdings, Inc.	Japan
Ryosuke Matsui (External Director)	Nihonbashi-Honcho YS Bldg. 3rd Floor 2-2-2 Nihonbashi-Honcho, Chuo-ku, 103-0023 Tokyo, Japan	External Director of GNI Group Ltd.	Japan

MANAGING DIRECTORS AND EXECUTIVE OFFICERS OF GNI USA, INC.

Name and Position	Business Office Address	Present Principal Occupation	Citizenship
Ying Luo	Nihonbashi-Honcho YS Bldg. 3rd Floor 2-2-2 Nihonbashi-Honcho, Chuo-ku 103-0023 Tokyo, Japan	Director, President and Chief Executive Officer	United States of America
Thomas Eastling	12730 High Bluff Drive Suite 250 San Diego, CA 92130	Director, Treasurer and Secretary	United States of America